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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Wm. Wrigley Jr. Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

982526 20 4
(CUSIP Number)

William Wrigley, Jr., 410 North Michigan Avenue,
Chicago, Illinois 60611, (312) 644-2121
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 29, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

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Schedule 13D
CUSIP No.  982526 20 4
Page 2 of 5 Pages


1.      NAME OF REPORTING PERSON:  William Wrigley, Jr.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
              ###-##-####
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  N/A
              a (  )      b (  )
3.      SEC USE ONLY
4.      SOURCE OF FUNDS:        See Item 3.
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
        ITEMS 2(D) OR 2 (E):  N/A
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
7.      SOLE VOTING POWER:      Has sole voting power over 20,510,896
                                shares of Common Stock and 12,352,784
                                shares of Class B Common Stock.  Each
                                share of Common Stock is entitled to one
                                vote per share while each share of Class
                                B Common Stock is entitled to ten votes
                                per share.  Each share of Class B Common
                                Stock is convertible into Common Stock.
8.      SHARED VOTING POWER:          Has shared voting power over 480,000
                                      shares of Common Stock and 240,000
                                      shares of Class B Common Stock.
9.      SOLE DISPOSITIVE POWER:       Has sole dispositive power over
                                      20,510,896 shares of Common Stock
                                      and 12,352,784 shares of Class B
                                      Common Stock.
10.     SHARED DISPOSITIVE POWER:           Has shared dispositive power
                                            over 989,664 shares of Common
                                            Stock and 494,832 shares of
                                            Class B Common Stock.
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:     32,863,680 of which 12,352,784 shares are Class B
                    Common Stock convertible into Common Stock).
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:     ( )
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.02% - Common Stock; and pursuant to Rule 13d-3(d)(1)(i)(B)
        deemed to own 53.54% Class B Common Stock.
14.     TYPE OF REPORTING PERSON:           IN

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Schedule 13D
CUSIP No.  982526 20 4
Page 3 of 5 Pages


Item 1.       Security and Issuer

  The class of equity securities to which this statement relates is Common Stock, without par value, and Class B Common Stock, without par value, of the Wm. Wrigley Jr. Company (the "Company"), whose principal executive offices are located at 410 North Michigan Avenue, Chicago, IL 60611. The Class B Common Stock is convertible into shares of Common Stock on a share-for-share basis.


Item 2.       Identity and Background

(a)     Name:                   William Wrigley, Jr.

(b)     Business Address:       410 North Michigan Avenue
                                Chicago, IL 60611

(c)     Principal Occupation:   President and
                                Chief Executive Officer
                                Wm. Wrigley Jr. Company

(d), (e) & (f)    Mr. Wrigley, Jr., is a citizen of the United
States of America. During the previous five years, Mr. Wrigley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.       Source and Amount of Funds or Other Consideration.

  On March 8, 1999, Mr. William Wrigley, father of Mr. William Wrigley, Jr. passed away. Under various trusts, effective March 29, 1999, Mr. William Wrigley, Jr. became sole or co-trustee and the beneficial owner of 20,510,896 shares of Common Stock and 12,352,784 shares of Class B Common Stock. For Mr. Wrigley, Jr.'s interest in all of these shares, See Item 5 below.


Item 4.       Purpose of the Transaction.

  See Item 3 above.

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Schedule 13D
CUSIP No.  982526 20 4
Page 4 of 5 Pages


Item 5.       Interest in Securities of the Issuer.

  (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described below) of 20,510,896 shares of Common Stock, representing 22.02% of the issued and outstanding shares of Common Stock and 12,352,784 shares of Class
B Common Stock, representing 53.54% of the issued and outstanding shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley is deemed to own 32,863,680 shares of Common Stock, representing 28.28% of the issued and outstanding shares, because the shares of Class B Common Stock are convertible at any time into the same number of shares of Common Stock.

  (b) The Common and Class B Common shares (collectively referred to as "Shares") indicated owned by Mr. Wrigley, Jr. include: 225,625 shares of Common Stock and 112,868 shares of Class B Common Stock owned directly by Mr. Wrigley, Jr. and over which he has sole voting and sole dispositive power; 1,039,131 shares of Common Stock and 2,446,242 shares of Class B Common Stock held in ten trusts of which Mr. Wrigley, Jr. is the sole trustee, over which he has sole voting and dispositive power and of which he disclaims beneficial ownership in 455,002 shares of Common Stock and 720,521 shares of Class B Common Stock; 14,415,060 shares of Common Stock and 7,207,530 shares of Class B Common Stock held in twelve trusts of which Mr. Wrigley, Jr. is co-trustee and of which he has sole voting and dispositive power over 12,945,396 shares of Common Stock and 6,472,698 shares of Class B Common Stock, shared voting power over 480,000 shares of Common Stock and 240,000 shares of Class B Common Stock, shared investment power of over 989,664 shares of Common Stock and 494,832 shares of Class B Common Stock and of which he disclaims beneficial ownership to 10,390,619 shares of Common Stock and 5,195,310 shares of Class B Common Stock; and 4,831,080 shares of Common Stock and 2,586,144 shares of Class B Common Stock held in nine trusts of which he is neither sole or co-trustee but over which he has sole voting and dispositive power and to which he disclaims beneficial ownership to 4,830,216 shares of Common Stock and 2,547,548 shares of Class B Common Stock.

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Schedule 13D
CUSIP No.  982526 20 4
Page 5 of 5 Pages


  (c)   See Item 3 above.

  (d) A number of individuals and entities, including Mr. Wrigley, Jr. have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, such Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee or co-trustee and as beneficial owners or otherwise. Reference is made to the information set forth in paragraph (a) above.

  (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Not applicable.


Item 7.       Materials to Be Filed as Exhibits.

  Not applicable.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 8, 1999                  /s/ WILLIAM WRIGLEY, JR.
                                      William Wrigley, Jr.